FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.
COMMISSION FILE NO. 001-31468

The following is a transcript of a conference call hosted by Endurance Specialty Holdings Ltd. (“Endurance”) on March 31, 2015, in connection with Endurance’s announcement that Endurance and Montpelier Re Holdings Ltd. (“Montpelier”) have entered into a definitive merger agreement pursuant to which Endurance will acquire all of the issued and outstanding shares of Montpelier.

Cautionary Note Regarding Forward-Looking Statements

This material may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014.

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration. The proposed merger will be submitted to shareholders of Montpelier for their consideration. This material is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed merger.

This material does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and Montpelier and their directors and executive officers are deemed to be participants in any solicitation of Endurance and Montpelier shareholders in connection with the proposed merger. Information about Endurance’s directors and executive officers is available in Endurance’s Definitive Proxy Statement, dated April 9, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated November 26, 2014. Information about Montpelier’s directors and executive officers is available in Montpelier’s Definitive Proxy Statement, dated March 26, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated May 15, 2014.

CORPORATE PARTICIPANTS

Greg Schroeter Endurance Specialty Holdings Ltd. - SVP of IR & Corp. Development

John Charman Endurance Specialty Holdings Ltd. - Chairman & CEO

Mike McGuire Endurance Specialty Holdings Ltd. - CFO

CONFERENCE CALL PARTICIPANTS

Amit Kumar Macquarie Capital - Analyst

Josh Shanker Deutsche Bank - Analyst

Scott Frost BofA Merrill Lynch - Analyst

Meyer Shields Keefe, Bruyette & Woods, Inc. - Analyst

Ryan Byrnes Janney Capital Markets - Analyst

John Deysher Pinnacle Value Fund - Analyst

PRESENTATION

Operator

Good morning, everyone, and welcome to the Endurance call. This call is being recorded. (Operator Instructions). I would like to turn the call over to Mr. Greg Schroeter, Senior Vice President of Investor Relations and Corporate Development. Please go ahead, sir.

Greg Schroeter - Endurance Specialty Holdings Ltd. - SVP of IR & Corp. Development

Thank you, Melissa, and welcome to our call to discuss Endurance’s agreement to acquire Montpelier Re Holdings Ltd. John Charman, Chairman and Chief Executive Officer, and Mike McGuire, Chief Financial Officer, will deliver our prepared remarks.

Earlier this morning Endurance and Montpelier issued a press release with information regarding the acquisition and a slide presentation containing additional details to be addressed on this conference call. Both documents have been posted to the Investor Relations section of our website at www.endurance.bm.

Before turning the call over to John I would like to note that certain of the matters that we discuss here today are forward-looking statements. These statements are based on current plans, estimates and expectations and include, but are not necessarily limited to: the proposed acquisition of Montpelier and various elements of our strategy, business plans, growth prospects, market conditions, capital management initiatives, information regarding our premiums, loss reserves, expenses and investment portfolio.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the markets in which we operate, the economy and other future conditions that involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements and we therefore caution you against relying on any of these forward-looking statements.

Forward-looking statements are sensitive to many factors, including those identified in Endurance’s Annual Report on Form 10-K, that could cause actual results to differ materially from those contained in forward-looking statements. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. I would now like to turn the call over to John Charman.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, Greg. Ladies and gentlemen, a very good morning to you all and thank you for joining us on such short notice. Today we are very pleased to announce that we have entered into an agreement to acquire Montpelier in a cash and stock transaction valued at $1.8 billion as of yesterday’s close.

This transaction is a significant step forward for Endurance and we expect it to provide us with substantial strategic and financial benefits that will enhance our ability to generate superior returns for our shareholders.

First and foremost, this transaction is financially compelling to Endurance. We expect the addition of Montpelier’s attractive and long-standing in force portfolio, coupled with our ability to generate over $60 million of annual run rate cost savings, as well as other synergies, to drive accretion to our earnings per share and return on equity. The transaction also creates a Company with a larger balance sheet with pro forma common shareholders’ equity in excess of $4 billion, a meaningfully enhanced position that should allow us to better capitalize on distribution and client relationships and more effectively compete across all market conditions. Capital synergies from the transaction are also expected to create increased financial flexibility and capital management opportunities for Endurance going forward.

In addition to the financial elements of the transaction, the acquisition of Montpelier provides us with several material strategic benefits. Montpelier has a good-sized and scalable Lloyd’s platform that expands our distribution and product capabilities and provides us with access to new global opportunities. The combination of the established and highly respected Lloyd’s platform with our global underwriting expertise should enable us to further accelerate the development of our global insurance and reinsurance operations, particularly in London.

In addition to Lloyd’s, Montpelier’s established collateralized reinsurance platform provides Endurance with a natural introduction to the business of managing insurance and reinsurance investment products for third-party capital investors. We expect these capabilities to provide us with additional capacity and product offerings for our clients while generating a stable source of fee-based income and improving our cost of capital and retrocessional flexibility.

Lastly, Montpelier’s Bermuda reinsurance business is a great fit with Endurance’s existing catastrophe and specialty reinsurance portfolios as the businesses share a similar underwriting strategy, client base and risk profile. We expect combining these businesses to be quite straightforward, and doing so will enable us to further increase our relevance to our key clients and strengthen our position in this critically important market.

Looking forward a few months, upon closing of this transaction we expect a smooth and efficient integration of Montpelier into Endurance. Because of the similarities of our businesses, the compatible cultures and risk appetites and Montpelier’s straightforward organizational structure, we believe we will be able to complete the integration quickly and efficiently. During the transition period we will be focused on ensuring the continued delivery of value to the clients and partners of Endurance and Montpelier. And with that I will now turn the call over to Mike to cover more of the details and financial metrics of the transaction and our next steps. Mike?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Thanks, John, and good morning, everyone. As described on slide 4 of our investor presentation, Endurance will acquire Montpelier for consideration of 0.472 shares of Endurance and $9.89 in cash for each Montpelier common share, which represents $40.24 per Montpelier common share or $1.83 billion in aggregate based on Endurance’s closing price last night, March 30, 2015.

Under the terms of the agreement the aggregate consideration for the transaction will consist of $450 million in cash and approximately $21.5 million Endurance ordinary shares, which are valued at approximately $1.4 billion based on Endurance’s closing price on March 30. The cash portion of the consideration will be funded through a pre-closing dividend paid by Montpelier to its common shareholders. Following completion of the transaction, Montpelier’s existing shareholders will own approximately 32% of Endurance’s outstanding ordinary shares.

As you can see on slide 5, this is a very attractive transaction for Endurance. We expect the acquisition of Montpelier to be immediately accretive to our return on equity and earnings per share after non-recurring transaction and integration costs. The transaction should have a negligible impact on our book value per share and a low-single-digit percentage dilution to tangible book value per share. We expect to generate substantial annual run rate cost savings of more than $60 million after non-recurring integration-related costs of approximately $60 million.

We also expect that the transaction will generate $300 million to $500 million of additional excess capital by the end of 2016 which would provide us with substantially improved financial flexibility to further invest in the continued development of our business, to expand our underwriting or investment risk appetite if conditions improve, or to manage our capital base.

As illustrated on page 6, this transaction significantly improves the financial profile of Endurance. Using December 31, 2014 data the transaction would create pro forma common shareholders’ equity of $4.1 billion, total capital of $5.5 billion and total cash and invested assets of $9.3 billion. Pro forma leverage remains modest and is expected to reduce further with the pre-close redemption by Montpelier of its $150 million 8-7/8% preferred shares. In addition, Endurance expects to repay its $200 million of senior notes that will mature later this year.

We believe that Montpelier’s balance sheet is clean and fairly stated. Having completed due diligence of Montpelier over the last two months, we were very pleased to find a prudent level of reserves on the balance sheet and a conservative reserving philosophy very consistent with our own.

Looking to next steps, we have already begun planning for the integration of Montpelier into Endurance and we will be working very closely with Montpelier’s management team over the coming months to ensure a smooth and efficient integration. Endurance and Montpelier will file a joint proxy statement/prospectus seeking shareholder approval for the transaction. At the same time we will work toward the necessary regulatory approvals. We expect to close the transaction in the third quarter of 2015 and substantially integrate operations shortly thereafter. I will now turn the call back to John for some additional comments.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, Mike. As you all know by now, over the last two years we have been diligently transforming Endurance to improve our profitability and market relevance. We have rebalanced our entire portfolio of underwriting risks, significantly increased our global underwriting expertise and expanded our products and geographies, all while streamlining our operations and reducing corporate expenses. These efforts and investments have begun to pay off and our businesses are now generating strong organic growth and have significant momentum. Our acquisition of Montpelier will further accelerate this development, and we are highly confident that this transaction will advance our strategic objectives and deliver strong value for our shareholders.

We look forward to working closely with the Montpelier team over the coming months to complete this transaction and, on behalf of everyone at Endurance, I want to personally thank Chris Harris and the rest of the Montpelier team for the professionalism, cooperation and the transparency they have exhibited throughout this process. And with that, Melissa, we are now ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Amit Kumar, Macquarie Capital.

Amit Kumar - Macquarie Capital - Analyst

Just very quickly. You mentioned the $60 million run rate savings in the synergies. How are you — maybe you can expand on that number and how you got to that number?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Sure, Amit, it is Mike McGuire. We obviously have had the benefit of performing due diligence of Montpelier over the last couple of months and we have a good understanding of their corporate structure and their organization. We feel that there are sufficient areas of overlap that we would be looking to rationalize as part of the combination.

There are areas that are new and additive, but equally there are very strong opportunities for us to combine and rationalize expense bases of the combined organization.

So, obviously we take this very seriously, as people are our most important asset across our businesses. Over the next couple of months, as we work through with Montpelier our integration plans, more details will emerge. But we feel very comfortable in our ability to generate at least $60 million of annual cost savings.

Amit Kumar - Macquarie Capital - Analyst

Fair enough. The other question, and I will re-queue after this, is the discussion on excess capital which you mentioned. The $300 million to $500 million, I guess the question is could that be returned through buyback? Or maybe just talk about how are you thinking about it at that point of time? Thanks.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Sure, Amit, and as I said in our prepared remarks, that gives us a great amount of increased flexibility that — which we now have to use to continue investing in our businesses, we can use it to expand our risk appetite if conditions allow or we can use it to manage our capital. That is the order that I would look to prioritize deployment, but it clearly gives us that increased flexibility.

Amit Kumar - Macquarie Capital - Analyst

Got it. Fair enough. I will stop here. Thanks for the answers.

Operator

Josh Shanker, Deutsche Bank.

Josh Shanker - Deutsche Bank - Analyst

I wanted to ask you about Blue Capital and what you can tell us — or maybe it is not known yet. How does it fit into the Endurance/Montpelier combination and maybe it doesn’t? And I also know that you have a large stake in it in the combined company, could that be monetized to help increase your capital base?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Josh, it is Mike McGuire. As we look at Blue Capital and the combined organization, it is a relatively small part of the total, particularly on the premium side. The Blue Capital franchise and platform would come along with our transaction with Montpelier. Montpelier is the manager of those businesses and we would continue to manage that on a joint basis as we acquire the business.

That will form a part of our operations and our strategy. As we said in our remarks, it does provide us with a very natural introduction into third-party capital in a way that doesn’t overwhelm the focus on the underwriting, but does provide us with that increased flexibility to provide some additional capacity to our clients. But more importantly, it will give us much greater flexibility in how we view our own retrocessional activity.

Josh Shanker - Deutsche Bank - Analyst

And so, I realize you’re repeating. I just wanted to get — you look at Blue Capital as very much an ongoing concern for Endurance?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Yes.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Josh, I have made comments previously about some of my concerns about third-party capital vehicles and about the conflict of interest that can occur between the managers as well as the investors. The great thing about the way that Montpelier established Blue Capital is the fact that that is not an issue in this case. So I am very comfortable myself with the new arrangements in there.

Josh Shanker - Deutsche Bank - Analyst

Okay, well, good luck in the coming months. A lot to do I know.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, I appreciate it.

Operator

Scott Frost, Bank of America.

Scott Frost - BofA Merrill Lynch - Analyst

Just wanted to ask, did you say you were redeeming Montpelier’s 8 7/8% preferred? What was the comment there I missed?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Endurance will not be redeeming. Prior to closing Montpelier would be redeeming that 8 7/8% preferred, the $150 million issue.

Scott Frost - BofA Merrill Lynch - Analyst

Okay, so what does that imply in terms of the closing date? Aren’t the preferreds redeemable in 2016?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

They are redeemable in 2016. We’ll be working through over the next few weeks to finalize that redemption along with Montpelier. But because of the — and I won’t get into the legal aspects of the transaction, but because of some of the terms in the certificate of designation and the bye-laws, there is an opportunity, we believe, to have Montpelier redeem those preferreds in advance of the redemption date and it would likely be at the $26 redemption price.

Scott Frost - BofA Merrill Lynch - Analyst

Okay, thank you. What does that — does that also — does that carry any implications about Endurance’s outstanding preferreds?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

It does not.

Scott Frost - BofA Merrill Lynch - Analyst

Okay.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Our existing preferreds — sorry, Scott, our existing preferreds, one, our Series A has a — it is under a non-call period right now and that non-call period ends in December of this year. And then our Series B preferred shares, the non-call period ends mid-next year.

And so, if you look across our capital structure we have a great deal of flexibility with our retiring senior notes at the end of this year and the expiration of the non-call periods on our preferred securities. So we have got great financial flexibility coming out of this.

Scott Frost - BofA Merrill Lynch - Analyst

Would you care to comment on whether you are going to do that this year— preferreds or no?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

No

Scott Frost - BofA Merrill Lynch - Analyst

Okay.

Scott Frost - BofA Merrill Lynch - Analyst

And the other issue is you have said in the past I think that you think critical mass for gross written premium is about $4 billion to $8 billion, is that — that’s what I remember. This takes you to $3.6 billion. Does this mean that you are not done? You plan to grow more organically now? Or what implications can we take away from that?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Sure. Well, if you look at our results over the last year and particularly if you look at the gross written premium profile of our insurance businesses, we have achieved very significant levels of growth. In fact, we have very strong momentum that has continued into this year. And so, we expect to continue driving organic growth particularly in our global insurance franchise.

And while this transaction by itself does not push us into that $4 billion to $8 billion, it certainly does provide us with an in force portfolio that is additive. But equally as important, it provides us with a good sized and scalable Lloyd’s platform that with our global underwriting expertise and underwriting skills we would be able to further leverage that business as part of our global insurance strategy.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

And, just to reinforce that, our near-term focus, and that is really for the next two or three years, will be to continue to drive our global insurance business forward. We now have all the tools in the toolkit to be able to do that. We have the people, we now have the platforms and we have the opportunity. So we are very comfortable about continuing to expand our insurance portfolio.

Scott Frost - BofA Merrill Lynch - Analyst

Okay, great. Thank you.

Operator

Meyer Shields, KBW.

Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst

Thank you, good morning and congratulations on the deal. John, you talked a little bit about complementary client-bases within reinsurance and I was hoping you could talk a little bit more about that, specifically in terms of whether client overlap is a positive or a negative here.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Meyer, I didn’t — your question didn’t come through clearly, but I think you were asking about the complementary nature of the reinsurance portfolio and how we thought about overlap, is that a fair characterization of your question?

Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst

It is, yes.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Okay. There are certainly areas of overlap, particularly in the Bermuda reinsurance business, where both Endurance and Montpelier have very good property, catastrophe and specialty reinsurance portfolios.

On the property cat side it is no secret about the challenges that that market is facing. Adding two very well underwritten high quality portfolios together gives us a much stronger presence in that market and gives us a much greater level of relevance with our existing clients.

And so it is a strengthening aspect of the portfolio where even though one plus one may not equal two in the cat portfolio, the sum of those two will make us much more relevant and meaningful for our existing clients, which we do have many shared clients. So we view this as very much a positive for our positioning in the cat market, which is a critically important cat market as part of our global operations.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

And has been highly profitable over a long period of time.

Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, thank you, that is helpful. Is it too early to know whether there are going to have to be any reserve adjustments — I mean reserve releases before or along with the close?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

The short answer to that question is, yes, it would be premature to comment on that. What I would refer you back to in the comments that I mentioned in our prepared remarks that we did have the opportunity to perform due diligence on the balance sheet of Montpelier and we are very pleased to find a reserving base and a reserving philosophy that was very consistent with our own.

They have approached reserving with a prudent, conservative bias and, as you can look at our own reserving history, that is important to us. So we view it as a positive that they have a very clean and secure balance sheet.

Obviously over the next several months we will be working through the integration and as part of the acquisition we will do purchase accounting adjustments as you would expect. Whether or not anything comes out of reserves it would be premature to say that at this point. But the punch line for us is that their reserve base is very, very strong and we feel very comfortable with the quality of the balance sheet that we will be acquiring.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

It is a very clean balance sheet, as we said in our prepared remarks.

Meyer Shields - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, perfect. Thanks so much.

Operator

(Operator Instructions). Ryan Byrnes, Janney Capital.

Ryan Byrnes - Janney Capital Markets - Analyst

Just clearly it seems like strategically that the Lloyd’s platform is the most important piece of this for you guys. But strategically going forward, you guys are growing outside of Lloyd’s and obviously they have a Lloyd’s platform. Going forward how should we expect the combined entity to address the Lloyd’s market — or I guess and London market?

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Well, the London market, if I may, and it was one of the weaknesses — inherent weaknesses with Endurance on the insurance platform in the fact we had no London presence. As you know, we now have well over 20 very senior underwriters sitting in our London office across our specialty insurance lines.

You may also know that I spent over 30 years within the Lloyd’s community. So my background — I know Lloyd’s extremely well and what I strongly believe is the fact it is extraordinary complementary to our ambitions outside of Lloyd’s. And we can bring to Lloyd’s skill sets and product lines that Lloyd’s would like to have.

So I think that we look forward very much to working with the Lloyd’s authorities in bringing those extra skill sets and products to the Lloyd’s market whilst at the same time making sure that our coordinated and integrated global insurance platform really continues to substantially increase its relevance and its scale within the global market.

The Lloyd’s platform is an excellent platform. It has critical mass, it has a great reputation, and we believe we can bring substantially added value to it which will complement our existing plans on the insurance marketplace. Does that help you?

Operator

John Deysher, Pinnacle.

John Deysher - Pinnacle Value Fund - Analyst

A basic question, in the release it indicates you are going to fund the cash portion of $450 million through a pre-closing dividend paid by Montpelier to its common shareholders. Am I reading that correctly? There is going to be a dividend paid before the close and, if so, how much is that — how soon will that be?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

That would be — it would be funded concurrent with the close. And so, as we said in our prepared remarks, the close will likely be three to four months from now subject to normal and customary regulatory and shareholder approvals that we would need to obtain. We would estimate that is a three to four month process. And so if you are thinking about the pre-closing dividend, it would be in that three to four month timeframe at the close.

John Deysher - Pinnacle Value Fund - Analyst

At the close. Thank you.

Operator

It appears there are no further questions at this time. I would like to turn the conference back over to Mr. John Charman for any closing remarks.

John Charman - Endurance Specialty Holdings Ltd. - Chairman & CEO

Thank you, Melissa. Well, once again, thank you, ladies and gentlemen, for joining us at such short notice. And we look forward to speaking to you again in early May at our first-quarter earnings call. Thank you again and have a great day.

Operator

That does conclude today’s conference. Thank you all for your participation.